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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
            -------------------------------------------------------

                                MULTEX.COM, INC.
                                (Name of Issuer)
            -------------------------------------------------------

                                MULTEX.COM, INC.
                      (Name of Person(s) Filing Statement)
            -------------------------------------------------------

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                  625367 10 7
                     (CUSIP Number of Class of Securities)

                             Edward C. Fargis, Esq.
                                Multex.com, Inc.
                         100 William Street, 7th Floor
                            New York, New York 10038
                                  212-607-2400
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:
                             Phillip R. Mills, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

[ ] a. The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17CFR 140.14c-101] or Rule 13e3(c) [ss.240.13e-3(c)] under the securities exchange Act of 1934.

[ ]  b. The filing of a registration statement under the Securities Act of 1933.
[X]  c. A tender offer.

[ ]  d. None of the above.

[ ] Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies

                            Calculation of Filing Fee
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Transaction                                              Amount of filing fee(2)
Valuation(1)  $237,908,688                                          $19,250
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(1)  For purposes of calculating fee only. This amount is based upon the purchase of 30,566,672 shares of Common Stock par value $0.01 per share of Multex.com, Inc., at a purchase price of $7.35 per share net in cash.

(2) The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $19,250
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Form or Registration No.: Schedule TO
                         -------------------------------------------------------

Filing Party:  Proton Acquisition Corporation and Reuters Group PLC
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Date Filed:    February 26, 2003
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


     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission (the "Commission") on February 26, 2003 by Multex.com, Inc., a Delaware corporation ("Multex"). The filing person is the subject company.

     This Amendment No. 1 relates to the tender offer by Proton Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Reuters Group PLC, a company organized under the laws of England and Wales ("Reuters"), to purchase all of the outstanding shares of Multex common stock, $0.01 par value per share for a purchase price of $7.35 per common share, net to each selling stockholder in cash, upon the terms and subject to the conditions set forth in Reuters' Offer to Purchase dated February 26, 2003 and the related Letter of Transmittal.

     This Amendment No. 1 also relates to an Amended and Restated Agreement and Plan of Merger dated as of February 24, 2003 among Multex, Reuters and its merger subsidiary as amended by Amendmant No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2003, among Multex, Reuters and its merger subsidiary. A copy of the Amended and Restated Agreement and Plan of Merger is filed as Exhibit 2.1 to our Report on Form 8-K filed with the Commission on February 25, 2003 and we are incorporating it into this document by reference. A copy of Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger is filed as Exhibit (d)(5) to Amendment No. 2 to the Schedule TO of Reuters and we are incorporating it into this document by reference.

     Reuters filed a Tender Offer Statement on Schedule TO with the Commission on February 26, 2003, which includes the Offer to Purchase as an exhibit, and filed an amendment to its Schedule TO on March 12, 2003. Concurrently with the filing of this Amendment No. 1, Multex is filing an amendment to the Schedule 14D-9 (as so amended, the "Schedule 14D-9") and Reuters is filing Amendment No. 2 to its Schedule TO.

     Certain sections contained in the Schedule 14D-9 and Reuters' Schedule TO, as amended, which sections are expressly listed below, are hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Amendment No. 1 concerning Multex has been supplied by Multex and all information concerning Reuters and its merger subsidiary has been supplied by Reuters.

   Item 8. Fairness of the Transaction

     (a) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

     (b) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

     (f) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

   Item 9. Reports, Opinions, Appraisals and Certain Negotiations

     (b) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

   Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

     We are incorporating into this document by reference the information contained under Item 3 entitled "Past Contacts, Transactions, Negotiations and Agreements" in our Schedule 14D-9.

   Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

     (b) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

   Item 17. Material to Be Filed as Exhibits

     (c) We are incorporating into this document by reference Exhibit (d)(4) to Amendment No. 1 to the Schedule TO of Reuters filed on March 12, 2003 and Exhibit (d)(5) to Amendment No. 2 to the Schedule TO of Reuters filed on March 19, 2003.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MULTEX.COM, INC.

                                              By: /s/ ISAAK KARAEV
                                                  ------------------------------
                                                  Name:  Isaak Karaev
                                                  Title: Chairman and
                                                         Chief Executive Officer

Dated:  March 19, 2003